EXHIBIT 99.53
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[LOGO - VERMILION ENERGY TRUST]



            VERMILION ENERGY TRUST ANNOUNCES FAVOURABLE RULING BY EUB
                      FOR IMMEDIATE RELEASE - JUNE 11, 2003

Vermilion Energy Trust ("Vermilion") (TSX:VET.UN) as operator and along with their partners CLEAR Energy Inc. ("CLEAR") (TSX:CEN) and TUSK Energy Inc. ("TUSK") (TSX:TKE) announce that a positive decision has been rendered with respect to their applications made to the Alberta Energy Utilities Board ("AEUB") regarding natural gas production from the Shane Kiskatinaw D Pool. These applications were made with the objective of achieving equitable drainage of pool reserves. The decision of the AEUB and the related order with respect to future production has a significant impact upon Vermilion, CLEAR and TUSK.

Decision 2003-046 and the related Order No. GA 359 was issued June 10, 2003 and is effective immediately, may be viewed at the AEUB website www.eub.gov.ab.ca.

The Shane Kiskatinaw D Pool had been subject to competitive drainage prior to June 10, 2003 with two Vermilion operated wells and two third party wells competing for production from the pool. The order has the immediate effect of increasing the recoverable reserves attributable to the interests of Vermilion, CLEAR and TUSK and ending the competitive drainage of the Shane Kiskatinaw D Pool. Additionally, the competitive off-target well at 2-30-77-1 W6M has been reduced to producing 9.5 percent of the pool, a significant decrease from approximately 37 percent prior to the ruling.

The Order requires that all affected parties manage production and equity from the pool on a monthly basis. Overall pool production is expected to be reduced thereby extending the reserve life of the pool.

Vermilion is an international energy trust that benefits from geographically diverse production. While 73% of production volumes come from high quality oil and gas reserves in Canada, the Trust also produces high-value, light oil in France. The Trust also holds a 72.2% interest in Aventura Energy Inc. a Trinidad based operation that provides capital appreciation potential for the Trust unitholders. The Trust's objective is to deliver stable distributions and maintain a strong balance sheet while reinvesting capital to maximize production and asset value for unitholders. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique, Director Investor Relations
or
Martin Robert, P.Eng., Vice President, Engineering and International Operations 2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 269-4884
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com